SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 29926; File No. 812-13994]

GE Asset Management Incorporated, <u>et al.</u>; Notice of Application and Temporary Order

January 24, 2012

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

<u>Summary of Application</u>: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against GE Funding Capital Market Services, Inc. ("GE Funding CMS") on January 23, 2012 by the United States District Court for the District of New Jersey ("Injunction") until the Commission takes final action on an application for a permanent order. Applicants also have applied for a permanent order.

<u>Applicants</u>: GE Asset Management Incorporated ("GEAM"), GE Investment Distributors, Inc. ("GEID") and GE Funding CMS (each an "Applicant" and collectively, the "Applicants").[1]

<u>Filing Date</u>: The application was filed on December 23, 2011, and amended on January 23, 2012.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 21, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

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[1] Applicants request that any relief granted pursuant to the application also apply to any other company of which GE Funding CMS is or may become an affiliated person within the meaning of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons").

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: GEAM and GEID, 1600 Summer Street, Stamford, CT 06905 and GE Funding CMS, 201 High Ridge Road, Stamford, CT 06905.

For Further Information Contact: Jean E. Minarick, Senior Counsel, at 202-551-6811 or Daniele Marchesani, Branch Chief, at 202-551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

     1.   GE Funding CMS is a corporation organized under the laws of Delaware. GE Funding CMS does not currently serve as investment adviser, sub-adviser, or depositor of any registered investment company, business development company ("BDC"), or principal underwriter for any registered open-end investment company, registered unit investment trust ("UIT") or registered face amount certificate company, or investment adviser of any employees' securities company, as defined in section 2(a)(13) of the Act ("ESC") ("Fund Service Activities"). "Funds" refers to the registered investment companies, BDCs or ESCs for which a Covered Person provides Fund Service Activities. GE Funding CMS is an indirect, wholly-owned subsidiary of General Electric Company ("GE"), which also directly or indirectly wholly-owns the other Applicants. GE is a large and diversified technology, media and financial services company that serves customers in more than 100 countries.

2.   GEAM, a Delaware corporation, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GEAM serves as investment adviser or sub-adviser to a number of Funds. GEID is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended ("Exchange Act"). GEID serves as principal underwriter to a number of Funds.

3.   On January 23, 2012, the United States District Court for the District of New Jersey entered a judgment, which included the Injunction, against GE Funding CMS ("Judgment") in a matter brought by the Commission.[2] The Commission alleged in the complaint ("Complaint") that from August 1999 to September 2004, personnel of GE Funding CMS engaged in fraudulent practices and made misrepresentations and omissions in connection with bidding on municipal reinvestment instruments. The Complaint alleged that GE Funding CMS engaged in fraudulent practices, misrepresentations, and omissions that affected the prices of certain reinvestment instruments, deprived certain municipalities of a presumption that their reinvestment instruments were purchased at fair market value, and/or jeopardized the tax-exempt status of certain securities. Based on the alleged misconduct described above, the Complaint alleged that GE Funding CMS violated section 17(a) of the Securities Act of 1933. Without admitting or denying any of the allegations in the Complaint (other than those relating to the jurisdiction of the District Court over it and the subject matter, solely for purposes of this action), GE Funding CMS consented to the entry of the Injunction and other relief, including disgorgement, prejudgment interest, and a civil monetary penalty.

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been

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[2] U.S. Securities and Exchange Commission v. GE Funding Capital Market Services, Inc., Case No. 2:11-cv-07465-WJM-MF (D.N.J. Dec. 23, 2011).

enjoined from engaging in or continuing any conduct or practice in connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company, registered UIT, or registered face-amount certificate company or as investment adviser of an ESC. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control, with the other person. Applicants state that GE Funding CMS is an affiliated person of each of the other Applicants within the meaning of section 2(a)(3) of the Act. Applicants state that, as a result of the Injunction, they would be subject to the prohibitions of section 9(a) of the Act.

2.	Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) of the Act if it is established that these provisions, as applied to the Applicants, are unduly or disproportionately severe or that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting them and other Covered Persons from the disqualification provisions of section 9(a).

3.	Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.	Applicants state that the alleged conduct giving rise to the Injunction did not involve any of the Applicants engaging in Fund Service Activities. Applicants state that to the best of their knowledge none of the current or former directors, officers, or employees of the Applicants (other than GE Funding CMS) that were involved in providing Fund Service Activities had any knowledge of or had any involvement in the violative conduct alleged in the Complaint. Applicants further represent that the personnel of GE Funding CMS who had any responsibility for, or involvement in, the violations alleged in the Complaint are no longer employed by GE Funding CMS and have had no, and in the present or future will not have any, involvement in providing Fund Service Activities to the Funds.

5.	Applicants state that the inability of the Applicants to engage in Fund Service Activities would result in potentially severe financial hardships for the Funds they serve and the Funds' shareholders. Applicants state that they will distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors of the Funds (excluding for this purpose the ESCs) (the "Boards"), including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Funds, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any, describing the circumstances that led to the Injunction, any impact on the Funds, and the application. Applicants state that they will provide the Boards with the information concerning the Injunction and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6.	Applicants also state that, if they were barred from providing Fund Service Activities to registered investment companies and ESCs, the effect on their businesses and employees would be severe. Applicants state that they have committed substantial resources to establish an expertise in providing Fund Service Activities. Applicants further state that prohibiting them from providing Fund Service Activities would not only adversely affect their

businesses, but would also adversely affect approximately 460 employees that are involved in

those activities. Applicants also state that disqualifying certain Applicants from continuing to

provide investment advisory services to ESCs is not in the public interest or in furtherance of the

protection of investors. Because the ESCs have been formed for the benefit of key employees,

officers, and directors of GE and its affiliates, it would not be consistent with the purposes of the

ESC provisions of the Act to require another entity not affiliated with GE to manage the ESCs.

In addition, participating employees of GE and its affiliates likely subscribed for interests in the

ESCs with the expectation that the ESCs would be managed by GEAM.

       7.   Applicants state that Applicants and certain other affiliated persons of the

Applicants have previously received orders under section 9(c) of the Act, as the result of conduct

that triggered section 9(a), as described in greater detail in the application.

Applicants' Condition:

      Applicants agree that any order granting the requested relief will be subject to the

following condition:

      Any temporary exemption granted pursuant to the application shall be without

prejudice to, and shall not limit the Commission's rights in any manner with respect to,

any Commission investigation of, or administrative proceedings involving or against,

Covered Persons, including without limitation, the consideration by the Commission of a

permanent exemption from section 9(a) of the Act requested pursuant to the application

or the revocation or removal of any temporary exemptions granted under the Act in

connection with the application.

Temporary Order:

The Commission has considered the matter and finds that the Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from January 23, 2012, until the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary